Mail Stop 6010

July 13, 2007

Mr. David E. O'Neil
Vice President of Finance and Treasurer
Satcon Technology Corporation
27 Drydock Avenue
Boston, MA 02210

> **RE:** **Satcon Technology Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-11512**

Dear Mr. O'Neil:

We have reviewed your letter dated on June 28, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements and Supplementary Data, page 51

Note I. Redeemable Convertible Series A and Series B Preferred Stock and Convertible Subordinated Debentures, page 80

Series B Convertible Preferred Stock, page 81

1.   Please refer to prior comment 1 and respond to the following:

·   At the June 14, 2007 EITF meeting, the SEC Observer announced the SEC staff's position that it will no longer accept liability classification for financial instruments (or host contracts) that meet the conditions for temporary equity classification under ASR 268 and EITF Topic D-98. You should classify these financial instruments on the balance sheet between captions for liabilities and shareholder's equity and apply the measurement guidance in EITF Topic D-98. You should apply the SEC staff announcement prospectively to all affected financial instruments (or host contracts) that are entered into, modified, or otherwise subject to a remeasurement (new basis) event in your first fiscal quarter beginning after September 15, 2007. Alternatively, you may retrospectively apply the guidance to all prior financial reporting periods in accordance with paragraphs 7-10 of SFAS 154.

·   You classify the instrument as a liability and reflect the accretion and dividends as interest expense. Please provide us with your analysis of whether the preferred shares are more akin to a debt instrument or an equity instrument, consistent with paragraphs 12 and 60 of SFAS 133. You may also refer to EITF Topic D-109.

·   Based upon the SFAS 133 analysis above, further discuss each of the features of the preferred shares and your evaluation of whether the feature is an embedded derivative and why, or why not, under SFAS 133 and EITF 00-19. Your discussion should include, to the extent necessary, a discussion of the accounting method used for each feature, citing the appropriate accounting literature considered and applied.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant